


06005843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/22/06 ✗

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2006

SEC FILE NUMBER
8- 65477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2005_____ AND ENDING _____12/31/2005_____
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DKR Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1281 East Main Street
_____
                                    (No. and Street)

Stamford   CT   06902
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Scott Clark   203-324-8445
_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
                  (Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York		NY	10017
(Address)	(City)	PROCESSED	(State)	(Zip Code)

CHECK ONE:

JUN 0 6 2006 E

THOMSON
FINANCIAL

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __Scott Clark_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__DKR Capital Securities Corp._____ , as

of __December 31_____, 2005____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____

C-70.

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DKR Capital Securities Corp.

Statement of Financial Condition
December 31, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
DKR Capital Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DKR Capital Securities Corp. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 17, 2006

DKR Capital Securities Corp.
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	76,722
Due from affiliate		24,180
Prepaid expenses		18,714
Other assets		4,380
Total assets	$	123,996
Liabilities and Shareholder's Equity		
Liabilities	$	-
Shareholder's equity		123,996
Total liabilities and shareholder's equity	$	123,996

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Summary of Significant Accounting Policies**

   Description of Business
   DKR Capital Securities Corp. (the "Company") is a registered broker and dealer and a member of the National Association of Securities Dealers (NASD), and was incorporated in the State of Delaware on July 8, 2002. The Company is a wholly owned subsidiary of DKR Capital Inc. (the "Parent"). The Company was established to engage in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

   Use of Estimates
   The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from the estimates included in the statement of financial condition.

   Income Taxes
   The Company has elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Therefore there are no direct tax obligations of the Company for federal and state income tax purposes.

2. **Related Party Transactions**

   All of the Company's revenues are derived from an affiliate company. As such, absent the Company's transactions with the affiliate, the Company's financial condition as of December 31, 2005 could have been significantly different than that reflected in the accompanying statement of financial condition. Additionally, the Company pays to the affiliate certain amounts in respect of professional fees and administrative and overhead costs incurred by the affiliate directly related to the Company's operations. These transactions with the Company's affiliate regularly result in payables and receivables between the Company and the affiliate.

   The Parent has issued a letter of support to the Company which undertakes the Parent to provide such additional capital as may from time to time be required in order to meet both regulatory and/or business requirements.

3. **Off-Balance Sheet Risk**

   FASB Interpretation No. 45, ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $81,102, which was $76,102 in excess of its required capital of $5,000.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5

To the Board of Directors and Shareholder of
DKR Capital Securities Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of
DKR Capital Securities Corp. (the "Company") for the year ended December 31, 2005, we
considered its internal control, including control activities for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"),
we have made a study of the practices and procedures followed by the Company, including tests
of compliance with such practices and procedures, that we considered relevant to the objectives
stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
   3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of control and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to

PRICEWATERHOUSECOOPERS 🏢

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2006